EXHIBIT 12.1

Lincare Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2004	2003	2002	2001	2000
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	$440,403	$371,264	$305,662	$218,004	$188,802
Add:
Fixed charges deducted from earnings (see below)	33,508	31,380	28,357	29,325	29,935

Earnings available to cover fixed charges	$473,911	$402,644	$334,019	$247,329	$218,737

FIXED CHARGES:
Interest expense, including amounts in operating expense	$17,055	$17,431	$14,165	$16,013	$18,019
Amortized indebtedness	594	542	566	881	810
Interest within rent expense	15,859	13,407	13,626	12,431	11,106

Fixed charges	$33,508	$31,380	$28,357	$29,325	$29,935

RATIO OF EARNINGS TO FIXED CHARGES	14.14	12.83	11.78	8.43	7.31